One Bush Street, Suite 900, San Francisco, CA 94104

January 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attn: Ms. Kimberly Browning

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Post-Effective Amendment No. 148 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 150 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of RS Investment Trust (the “Registrant”) filed on October 7, 2015 (the “Amendment”) (File Nos. 033-16439 and 811-05159)

Dear Ms. Browning:

Pursuant to Rule 477 under the Securities Act, the Registrant hereby applies for the withdrawal of the Amendment on Form N-1A, which relates solely to the Registrant’s new series, RS Focused Global Opportunities Fund, including all exhibits and the delaying amendment thereto (collectively, the “New Fund Amendment”). The New Fund Amendment was originally filed with the Securities and Exchange Commission on October 7, 2015, and an amendment delaying effectiveness of the New Fund Amendment was filed on December 18, 2015 as Post-Effective Amendment No. 152 under the Securities Act and Amendment No. 154 under the 1940 Act.

The Registrant has determined for business reasons not to proceed with the offering described in the New Fund Amendment. The Registrant has not offered or sold any securities under the New Fund Amendment, and all activities in pursuit of the offering described in the New Fund Amendment have been discontinued. Accordingly, the Registrant requests that the New Fund Amendment be withdrawn as of the date hereof.

This application for withdrawal of the New Fund Amendment relates solely to RS Focused Global Opportunities Fund, a series of the Registrant, and does affect any other series of the Registrant or any other amendment to the Registrant’s registration statement.

If you have any questions regarding this application for withdrawal, please contact Timothy F. Cormier at (617) 951-7747.

Very truly yours,

/s/ Jessica R. Hale
Jessica R. Hale
Assistant Secretary, RS Investment Trust

cc:	Nina Gupta, RS Investment Trust

Timothy W. Diggins, Ropes & Gray LLP